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              UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                  FORM 12b-25

                         NOTIFICATION OF LATE FILING

(Check One)
[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form N-SAR

For Period Ended: June 30, 2002
SEC FILE NUMBER: 0-33341

CUSIP NUMBER: 52753P 10 4

PART I - REGISTRANT INFORMATION

Full Name of Registrant: LEW CORPORATION

Address of Principal Executive Offices:
6875 Speedway Blvd. U-104, Las Vegas, Nevada  89115

PART II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box is appropriate)

[x] The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

PART III - NARRATIVE

State below with reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, NSAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

  Certain aspects of the registrant's review process have not been completed prior to the filing date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Richard A. Steinke (702) 644-1656

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [ ] Yes [X] No

The quarterly report on Form 10QSB for the period ended March 31, 2002 has not been filed.

(3) It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof? [X] Yes [ ] No

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During the course of the registrant's auditors examining the financial records of Lew Composite's for the year ended December 31, 1999 (prior to its acquisition by the registrant) the registrant discovered that Lew Composites had certain accounting discrepancies regarding Lew Composite's liabilities that had not been disclosed by Lew Composites or had been misrepresented by Lew Composites at the time of its acquisition The Polyermic Corporation (the registrant's subsidiary). Accordingly, the registrant's board of directors determined to investigate further in an attempt to clarify the appropriate accounting treatment and available options for disposition of the assets and the business. This investigation has delayed the registrant's filing of Lew's its quarterly report on Form 10QSB for the period ended March 31, 2002 and for June 30, 2002. The registrant hopes to be able to complete its investigation and to prepare all necessary filings as soon as practicable.


                              LEW CORPORATION
              (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunder duly authorized.

Date: August 15, 2002


By:/S/Richard A. Steinke, Chairman